

March 21, 2011

Via E-mail
David Ben Bassat
Chief Executive Officer & Chief Financial Officer
Southern States Sign Company
7231 S. Eastern Ave., Suite B-127
Las Vegas, NV 89119

> **Re: Southern States Sign Company**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 9, 2011**
> **File No. 333-171842**

Dear Mr. Ben Bassat:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your response to comment two in our letter dated February 17, 2011 and the related revisions to your filing. Please delete the first paragraph following the offering proceeds table on this page. In this regard, we note that this paragraph is almost identical to the first full paragraph on this page, which contains the revisions requested in comment two in our letter dated February 17, 2011.

Plan of Distribution, page 13

2. We note your response to comment seven in our letter dated February 17, 2011 and the related revisions to your disclosure. As previously requested, please discuss or reference the "penny stock" restrictions on your shares in this section. In this regard, we note that you added a reference to the "penny stock" restrictions in the prospectus

summary on page five, but that you did not add such a reference in this section. Please revise.

Description of Business, page 18

Our Planned Products and Anticipated Sources of Revenue, page 19

3. We note your response to comment nine in our letter dated February 17, 2011 and your disclosure that you "intend to negotiate and secure the initial advertising lease for [your] first billboard with one of these two major outdoor advertising companies immediately following final approval of the project." Please revise your disclosure to state whether you will continue to construct your billboard in the event that you are not able to work with either advertising company and state whether you have identified a means to secure advertising if you are unable to work with either advertising company. Please also disclose the anticipated costs associated with an advertising company locating an individual advertiser for your billboard and how you expect these costs would be determined, including whether the fees are fixed, commission-based or otherwise determined.

4. Please also revise your disclosure to describe the way in which your use of "a major outdoor advertising company" affects the way in which you will compete. In this regard, we note your disclosure in the Competition section on page 21 that you compete with "established out-of-home media buying companies who assemble billboard and lease packages on behalf of major advertising companies." Please revise your disclosure to explain whether you will compete with "established out-of-home media buying companies" directly or through the services provided by one of the advertising companies mentioned in your response. Also make any applicable revisions to your "Sales Personnel" section on page 28.

5. We note your response to comment 10 in our letter dated February 17, 2011 and we reissue this comment in part. As previously requested, please revise your disclosure in the Description of Property section on page 23 to state that your rent payment obligations and the 20-year lease period do not commence until a billboard sign has been constructed on your site.

6. We note your response to comment 11 in our letter dated February 17, 2011. Please further revise your disclosure to describe the specific experiences of your sole officer and director and your consultant in the Las Vegas billboard market, such that investors have an adequate basis from which to evaluate your statements regarding the potential for your billboard space to generate advertising revenue.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Operating Budget for Fiscal Year Beginning December 1, 2010, page 27

7. We note your response to comment 15 in our letter dated February 17, 2011. Please revise your disclosure to provide a brief description of the consulting services provided by each consultant. Also revise your disclosure to state explicitly, if true, that you have already provided payment to Ms. Cota for services to be rendered through the beginning of 2012 and tell us what consideration, if any, you gave to including a risk factor that your business is dependent on services to be provided by a consultant for which there is no written agreement and to whom you have already made payment.

Local Approval Process, page 27

8. We note your response to comment 16 in our letter dated February 17, 2011. Please further revise your disclosure to state, if true, that "aesthetic issues with the specific site in question" caused regulators to reject your application in 2008-09. Please also disclose which step(s) you completed in 2008-09, with a view toward informing investors which step(s) caused problems in 2008-09.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3725 with any other questions.


Sincerely,

/s/ Catherine T. Brown for

H. Christopher Owings
Assistant Director


cc: Joe Laxague, Esq.
        Cane Clark LLP